

PRiCER


SEC MAIL
RECEIVED
PROCESSING
MAR 2 5 2005
WASH. D.C.
213
SECTION

PRESS RELEASE

from Pricer AB (publ) March 16, 2005

Notice of Annual General Meeting

Notice is hereby given that your attendance is requested at the Annual General Meeting of Pricer AB (publ) which will be held at the Company's premises, Bergkällavägen 20-22, Sollentuna, at 1pm on Friday, 15 April 2005.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting must be recorded in the register of shareholders maintained by the Swedish Central Securities Depository & Clearing Organisation, VPC AB, on Tuesday, 5 April 2005 and they must notify the Company no later than 4 pm on Tuesday, 12 April 2005 in writing to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, by telephone +46 8-505 582 00, by fax +46 8-505 582 01 or by e-mail: info@pricer.se. The notification should include the shareholder's name, address, telephone number, personal or corporate identity number and the number of shares held.

To be entitled to participate in the Meeting, shareholders whose shares are registered in the name of a trustee must have their shares temporarily re-registered in their own name. Shareholders must notify their trustees well in advance of 5 April 2005.

Evidence of the right to attend, such as power of attorney and company registration certificate should, where applicable, be sent to Pricer AB before the AGM.

Business

1. Opening of the AGM.
2. Election of the Chairman of the AGM.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two persons to verify the minutes.
6. Review of the procedures to establish if the AGM has been duly convened.
7. Statement by the President of Pricer AB.
8. Submission of the annual report, consolidated financial statements and audit report.
9. Resolutions
   a) the adoption of the statement of income and balance sheet of the parent company and the Group
   b) the distribution of the Company's loss in accordance with the adopted balance sheet
   c) the discharge from liability of the Members of the Board of Directors and the President.
10. Determination of the remuneration of the Board of Directors and the Auditors.
11. Election of the Board Members.
12. Adoption of new Articles of Association.
13. Issue of shares with the right of preference for the shareholders.
14. Issue of shares without the right of preference for the shareholders.
15. Authorisation of issues.
16. Authorisation for the President to implement formal changes in connection with the registration.
17. Closing of the AGM.

Distribution of earnings (item 9b above)

The Board of Directors proposes that no dividend will be paid for the 2004 financial year.

Election of Board of Directors (item 11 above)

The Company's Nomination Committee proposes the re-election of Board Members Salvatore Grimaldi, Göran Lindén, Margareta Norell Bergendahl, Michael S Juuhl and Jan Forssjö. The business of election of Auditor shall not be discussed at the AGM.

Adoption of new Articles of Association (item 12 above)

The Board of Directors proposes that the Annual General Meeting adopts new Articles of Association in accordance with which the Company's share capital shall be not less than SEK 50,000,000 and not more than SEK 200,000,000.

Issue of shares with the right of preference for the shareholders (item 13 above)

Approval of the Board of Directors' decision on 17 February 2005 to increase Pricer's share capital by not more than SEK 18,681,161.30 through a new issue of not more than 186,811,613 B shares at a nominal value of SEK 0.10 each. The Company's shareholders shall have the right of preference to subscribe to new shares. The rule for this is that shareholders shall be entitled to subscribe to one (1) new B share for every three shares regardless of class of share. The issue price shall be SEK 0.50 per share. Subscription of shares with the right of preference shall be made in cash during the period 25 April – 10 May 2005. The record day for participation in the new issue shall be 20 April 2005.

Issue of shares without the right of preference for the shareholders (item 14 above)

The Board of Directors proposes that the AGM will decide that Pricer's share capital will be increased by not more than SEK 280,000 through a new issue of not more than 2,800,000 B shares at a nominal value of SEK 0.10 each. The right to subscribe to shares shall, with a departure from the shareholders' right of preference, solely be due to Sagri Development AB. The issue price shall be set taking into account the current share price approximately one week prior to the Annual General Meeting adjusted for the theoretical value of the subscription right. At today's date, the price would be approximately SEK 0.85 per share. Subscription of shares shall be made in cash or through set-off not later than 31 May 2005.

The share issue shall be directed at members of the consortium which has guaranteed that the rights issue stated in item 13 above is fully subscribed. The guarantors have undertaken to accept payment in the form of newly issued B shares in compensation for the provided guarantees. To be valid, a decision of approval in accordance with this item 14 must be supported by shareholders representing at least nine tenths of both the votes cast and the shares represented at the AGM. If a decision with the requisite majority is not taken, the guarantee payment will be made in cash.

Authorisation of issues (item 15 above)

The Board of Directors proposes that the AGM authorises the Board to make decisions, on one or several occasions, to issue not more than 12,500,000 series B shares during the period until 30 June 2005. The Board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a set-off or otherwise with conditions.

The authorisation is intended to be utilised to direct issues of shares to the other members of the consortium which has guaranteed that the rights issue stated in item 13 above is fully subscribed. The guarantors have undertaken to accept payment in the form of newly issued B shares in compensation for the provided guarantees. The issue price shall be set taking into account the current share price at the end of the subscription period. If a decision with the requisite majority is not taken, the guarantee payment will be made in cash.

In addition, the Board of Directors proposes that the AGM authorises the Board to make decisions, on one or several occasions, to issue not more than 20,000,000 series B shares until the date of the next Annual General Meeting. The Board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a non-cash issue.

The reason for a departure from the right of preference and non-cash issue is to enable the Company to issue shares in connection with the acquisition of companies, operations and rights.

To be valid, a decision of approval in accordance with this item 15 must be supported by shareholders who represent at least two thirds of both the votes cast and the shares represented at the AGM.

Documents for the AGM

The Annual Report and the Audit Report for the 2004 financial year will be available on the Company's website on 1 April 2005. During week 16, it will be distributed to shareholders who have more than 30,000 shares registered in their own name on 31 March 2005. The Board of Directors' decisions and proposals for decisions, together with documents in accordance with Chapter 4, Paragraph 6 of the Companies Act, will be available from 8 April 2005. All the aforementioned documents will also be mailed on request to shareholders who provide their postal address.

Sollentuna, March 2005

Pricer AB (publ)
Board of Directors

Correction of time table for the rights issue
The dates for the last day for trading the share including right to participate in the issue and the first day for trading the share excluding right to participate in share issue has changed. The corrected time plan is:

- Decision for the rights issue: February 17, 2005
- Annual General Meeting: April 15, 2005
- Last day for trading the share including right to participate in the issue: April 15, 2005
- First day for trading the share excluding right to participate in the issue: April 18, 2005
- Record day for preferential right: April 20, 2005
- The Offering Memorandum published: April 20, 2005
- Trading in warrants: April 25 – May 4, 2005
- Subscription period: April 25 – May 10, 2005
- Subscription of shares will be made through simultaneous cash payment during the subscription period.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer's ESL systems are installed in more than 700 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993